UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

Tuniu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Haifeng Yan

Tuniu Building No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

Tel: +86 25 8685-3969

With a copy to:

Z. Julie Gao, Esq.

Will H. Cai, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone: (852) 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (1) This CUSIP number applies to the American Depositary Shares of Tuniu Corporation, each representing three Class A Ordinary Shares.

CUSIP No.	89977P106	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS Haifeng Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,978,635 Class A ordinary shares
	8	SHARED VOTING POWER 4,104,137 Class A ordinary shares 6,949,997 Class B ordinary shares
	9	SOLE DISPOSITIVE POWER 4,978,635 Class A ordinary shares
	10	SHARED DISPOSITIVE POWER 4,104,137 Class A ordinary shares 6,949,997 Class B ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,082,772 Class A ordinary shares 6,949,997 Class B ordinary shares.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Calculation is based on the total number of ordinary shares in Row 11 above divided by the sum of total number of ordinary shares outstanding as of March 31, 2017, which was 379,637,335, consisting of 362,263,835 Class A ordinary shares and 17,373,500 Class B ordinary shares (excluding the 1,594,209 Class A ordinary shares issued and reserved for future grants under the Issuer’s share incentive plans), plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	89977P106	Page	3	of	7	Pages

1	NAMES OF REPORTING PERSONS Verne Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,104,137 Class A ordinary shares 6,949,997 Class B ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,104,137 Class A ordinary shares 6,949,997 Class B ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,137 Class A ordinary shares 6,949,997 Class B ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Calculation is based on the total number of ordinary shares in Row 11 above divided by the sum of total number of ordinary shares outstanding as of March 31, 2017, which was 379,637,335, consisting of 362,263,835 Class A ordinary shares and 17,373,500 Class B ordinary shares (excluding the 1,594,209 Class A ordinary shares issued and reserved for future grants under the Issuer’s share incentive plans), plus the number of Class A ordinary shares the reporting person has the right to acquire, including upon exercise of options and vesting of restricted shares and restricted share units, within 60 days after the date of this filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	89977P106	Page	4	of	7	Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) constitutes Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 9, 2015 (the “Original Filing”) by each of Mr. Haifeng Yan and Verne Capital Limited (“Verne,” together with Mr. Haifeng Yan, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China. Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Statement have the meanings ascribed to them in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 21, 2016, the Issuer issued 90,909,091 Class A Ordinary Shares to BHR Winwood Investment Management Limited, immediately following which each Reporting Person’s beneficial ownership in the Issuer dropped to below 5%.

Item 5. Interest in Securities of the Issuer.

Item 5(a)—(b) of the Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date of this filing, Mr. Haifeng Yan beneficially owned 15,573,733 Ordinary Shares of the Issuer, representing 4.2% of the Issuer's outstanding Ordinary Shares. The 15,573,733 Ordinary Shares beneficially owned by Mr. Yan comprise of (i) 4,104,137 Class A Ordinary Shares and 6,949,997 Class B Ordinary Shares beneficially owned by Verne, and (ii) 4,978,635 Class A Ordinary Shares that Mr. Yan has the right to acquire upon exercise of options or vesting of restricted shares within 60 days after the date of this filing.

Verne is wholly owned by Magic Worldwide Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Yan’s family is the beneficiary. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yan may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Verne.

Based on their beneficial ownership of Ordinary Shares, Verne and Mr. Haifeng Yan control 13.7% and 14.5%, respectively, of the total voting power of the outstanding Ordinary Shares of the Issuer as of the date of the filing. The percentages of voting power is calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Ordinary Shares and Class B Ordinary Shares as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons and the percentage of the voting power of the Ordinary Shares held by each of the Reporting Persons are based on 379,637,335 Ordinary Shares outstanding as of March 31, 2017, consisting of 362,263,835 Class A Ordinary Shares and 17,373,500 Class B Ordinary Shares (excluding the 1,594,209 Class A Ordinary Shares issued and reserved for future grants under the Issuer’s share incentive plans).

CUSIP No.	89977P106	Page	5	of	7	Pages

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person identified in Schedule A hereto beneficially owns any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

CUSIP No.	89977P106	Page	6	of	7	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2017	Haifeng Yan

/s/ Haifeng Yan

Verne Capital Limited

	By:	/s/ Haifeng Yan
Name: Haifeng Yan
Title: Director

CUSIP No.	89977P106	Page	7	of	7	Pages

SCHEDULE A

Directors and Executive Officers of Verne Capital Limited

The names of the directors and the names and titles of the executive officers of Verne and their principal occupations are set forth below. The business address of each of the directors and executive officers is Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, People’s Republic of China.

Name	Position with Verne	Present Principal Occupation	Citizenship
Directors:
Haifeng Yan	Director	Director, President and Chief Operating Officer of Tuniu Corporation	P.R. China

Executive Officers:
N/A